Exhibit 99.2

NQ Mobile Announces Formation of Independent Special Committee

BEIJING and DALLAS – October 25, 2013 – NQ Mobile (NYSE: NQ), a leading global provider of mobile Internet services, announced that the Company’s board of directors today formed an independent special committee to conduct an independent review of the allegations raised in a report issued by Muddy Waters dated October 24, 2013. The special committee is comprised of four independent directors of the Company, Ms. Ying Han and Messrs. William Tiewei Li, Xiuming Tao and Jun Zhang, with Ms. Han being the chairwoman of the committee. The committee is authorized to retain independent advisors in connection with its investigation.

As previously stated, NQ Mobile believes that the Muddy Waters report contains numerous errors of fact, misleading speculations and malicious interpretations of events. Nevertheless, in order to provide the highest level of transparency to its shareholders, the board of directors of the Company has formed the independent special committee to review the allegations, and management will fully cooperate with the committee in the investigation.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games as well as advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of June 30, 2013, NQ Mobile maintained a large, global user base of 372 million registered user accounts and 122 million monthly active user accounts through its consumer mobile security business, 87 million registered user accounts and 16 million monthly active user accounts through its mobile games and advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com/.

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Media Contacts:

Alex Fencl

MWW for NQ Mobile

afencl@mww.com

+1 214 414 3330

Kim Titus

NQ Mobile

kim.titus@nq.com

+1 972 841 0506

Investor Relations Contact:

Investor Relations

NQ Mobile Inc.

investors@nq.com

+852 3975 2853

+1 469 310 5280